United States securities and exchange commission logo





                       May 13, 2020

       Robert Grosshandler
       Chief Executive Officer
       iConsumer Corp.
       73 Greentree Drive, #558
       Dover, DE 19904

                                                        Re: iConsumer Corp.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed May 4, 2020
                                                            File No. 024-10795

       Dear Mr. Grosshandler:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at
(202) 551-3442 with any
       other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services
       cc:                                              Jeanne Campanelli